This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about June 16, 2006

Item 3.	News Release

June 16, 2006 Calgary, A.B.

Item 4.	Summary of Material Change

Acquisition Closes: TAG Oil Adds Cheal Oil Field and 22,222 Gross Acres

Deal to Provide Short and Long Term Revenue and Benefits

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) today announced the completion of the acquisition of 100% of Cheal Petroleum Limited, PEP 38757 Ltd. and PEP 38758 Ltd. from parent company South Pacific Lease Operations Ltd.

Item 5.	Full Description of Material Change

Calgary, Alberta – June 16, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) today announced the completion of the acquisition of 100% of Cheal Petroleum Limited, PEP 38757 Ltd. and PEP 38758 Ltd. from parent company South Pacific Lease Operations Ltd. TAG Oil now holds a 30.5% interest in the proven Cheal Oil Field (PEP 38738-S), and a 15.1% interest in PEP 38738-D, which holds the Cardiff Deep gas discovery, both situated in New Zealand’s Taranaki Basin.

The acquisition gives TAG a significant interest in the Cheal oil pool, which includes two wells to be placed into permanent production, and four more development and appraisal wells to be drilled as part of a significant development plan underway for the field. Existing wells Cheal A3X and Cheal A4 have produced 37,000 barrels and 54,000 barrels of oil respectively, averaging over 300 bbls/day each on intermittent 2005 testing.

Independent engineering firm Sproule International recently assigned the Cheal oil pool Gross Proved Undeveloped Reserves of 1,589,700 boe, and Gross Probable Reserves of 1,830,000 boe. Sproule reported another 1,592,500 boe of Gross Possible Reserves for a 3-P reserve total of 5,012,200 boe (TAG net 1,528,721 boe). To view the full Sproule report, go to

http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=000 07479, to link to the June 12th technical report, and enter the case sensitive code.

President and CEO Drew Cadenhead commented: “This production and reserve acquisition provides TAG with significant cash flow, long-life reserves and further exploration potential, which in turn enables us to move forward with some of our high impact projects—and that’s what this company is really all about.

TAG Oil is a junior company that is well capitalized and particularly well staffed, and the Cheal/Cardiff acquisition grows us from a pure exploration company, to a producing and reserve-based company with cash flow, which will enhance our ability to carry out high-impact exploration in New Zealand over the coming years.”

The acquisition of Cheal Petroleum from South Pacific Lease Operations Ltd. includes cash totaling NZ$18,542,857 (approximately CDN$12,800,000) as well as 5.0 million shares of TAG Oil Ltd. and a 0.775% Gross Over Riding Royalty on PEP 38738-D production. For more details on the deal, the properties acquired and the potential, please see our May 9 announcement at http://tagoil.com/oil-gas-press-room/pressrelease.asp?ID=63.

More about TAG Oil can be found on the company’s website: http://tagoil.com. Updates on this acquisition will be added to the site as it becomes available.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, East Coast and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 5,035,608 gross acres (net 1,861,587), TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the proposed acquisition will be finalized or that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, other than those related specifically to finalizing the proposed acquisition, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.	Date of Report

June 16, 2006

"Garth Johnson"
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia